FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
11000 Berkshire Checking - 6444	5,281.26
11002 Berkshire Checking - 7573 (deleted)	1,515.23
11003 Berkshire Mansfield Checking - 4459	-3,486.42
Total Bank Accounts	**$3,310.07**
Accounts Receivable	
Accounts Receivable (A/R)	19,362.80
Total Accounts Receivable	**$19,362.80**
Other Current Assets	
12000 Payroll Clearing	18,499.36
CASH CLEARING	0.00
Deferred taxes	102,700.00
Inventory	50,000.00
Inventory-Uniforms	1,426.62
Total Inventory	**51,426.62**
Investments	652,000.00
Prepaid Expenses	15,205.41
Total Other Current Assets	**$839,831.39**
Total Current Assets	**$862,504.26**
Fixed Assets	
2000 Property & Equipment	493,039.04
2005 Leasehold Improvements	12,607.26
2010 Accumulated Depreciation	-203,766.48
Total Fixed Assets	**$301,879.82**
Other Assets	
3000 Goodwill	750,000.00
3001 Organization Costs	38,154.75
3010 Accumulated Amortization	-166,400.77
Total Other Assets	**$621,753.98**
TOTAL ASSETS	**$1,786,138.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-16,280.38
Total Accounts Payable	**$ -16,280.38**
Credit Cards	
American Express	0.00

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$0.00**
Other Current Liabilities	
24000 Federal Payroll Tax Payable	1,519.60
25000 FUTA Tax Payable	422.74
26000 SUTA Tax Payable	4,011.23
27000 Employee State WH Tax Payable	807.97
28001 SEC-125 - Dental Payroll Clearing	0.00
28002 SEC-125 Medical - Payroll Clearing	0.00
29000 CT PFML	291.52
ACCRUED CT CORP TAX	250.00
ACCTS PAYABLE CLEARING	0.00
Gift Certificates Sold	2,561.72
Property Taxes Payable	0.00
Sales Tax Payable	1,116.13
xxxx2962 Berkshire Bank Visa	5,774.71
Total Other Current Liabilities	**$16,755.62**
Total Current Liabilities	**$475.24**
Long-Term Liabilities	
Govt CT Bridge Loan	16,665.00
Janney Montgomery Scott	50,000.00
Notes Payable	0.00
Equipment Financing - Ice Cream Machine- WB Arena-496.52	13,847.82
Equipment Financing - Ice-Cream Machine-608.83	13,591.26
Equipment Financing - Turbo Oven-375.68	7,779.21
Loan-Business Backer	93,332.85
Total Notes Payable	**128,551.14**
Notes Payable A - Krasun Industries	2,000,000.00
Notes Payable B - Krasun Industries	0.00
SBA Loan - EIDL 3000667803	171,264.21
SBA Loan- EIDL 1656177802	25,128.00
SHAREHOLDER LOAN	0.00
Square Loan #1	21,931.95
Stripe Loan	3,778.40
Total Long-Term Liabilities	**$2,417,318.70**
Total Liabilities	**$2,417,793.94**
Equity	
COMMON STOCK	1,000.00
Opening Balance Equity	0.00
Paid-In Capital	1,129,850.95
Retained Earnings	-885,512.68

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-876,994.15
Total Equity	**$ -631,655.88**
TOTAL LIABILITIES AND EQUITY	**$1,786,138.06**

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Profit and Loss

January - December 2022

	TOTAL
Income	
40000 Sales - CC	462,842.81
Sales - Cash	134,461.62
Sales - Catering	816.65
Sales - Door Dash	23,187.23
Sales - Grubhub	3,884.04
Sales -Uber Eats	3,904.66
Unapplied Cash Payment Income	12,140.61
Total Income	**$641,237.62**
Cost of Goods Sold	
Menu Items	258,114.51
Total Cost of Goods Sold	**$258,114.51**
GROSS PROFIT	**$383,123.11**
Expenses	
67000 Social Security Expense	19,961.29
68000 Medicare Payroll Expense	4,668.38
69000 FUTA Tax Expense	1,289.59
70000 SUTA Tax Expense	11,507.49
Advertising & Marketing	22,513.65
Automobile Expenses	1,795.95
Fuel	2,841.06
Total Automobile Expenses	**4,637.01**
Bank Charges & Fees	1,347.10
Commission Expense	21,580.91
Computer/POS Expense	7,019.65
Consulting Fees	223,146.08
Discounts	4,992.03
Equipment	0.00
Equipment Lease	1,940.57
Event Expenses	643.78
Information Technology	5,662.11
Insurance	15,407.72
Legal & Professional Services	27,483.67
Loan Fees	5,363.00
Meals & Entertainment	1,921.37
Merchant Fees	15,663.92
Office Expense	13,032.10
Other Business Expenses	0.00
Payroll Expenses	6,213.33
66000 Salaries & Wages	293,892.83
66500 Cost of Labor	5,123.09

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Profit and Loss
January - December 2022

	TOTAL
Employee Benefits	28,816.57
Total Payroll Expenses	**334,045.82**
Payroll Taxes	1,598.02
Postage	290.85
Rent & Lease	105,364.89
Repairs & Maintenance	11,716.78
Service Fees	10,418.24
Small Equip/Tools - Kitchen	2,724.47
Small Equip/Tools - Non Kitchen	244.89
Supplies	19,464.97
Paper Goods	28,604.07
Total Supplies	**48,069.04**
Taxes, Licenses & Permits	1,969.35
Food Service License	
Health Department Inspection Fee	554.60
Total Food Service License	**554.60**
Property Taxes	6,081.22
Total Taxes, Licenses & Permits	**8,605.17**
Team Gift Expense	2,133.89
Training/Certification Expense	241.42
Travel	3,333.35
Unapplied Cash Bill Payment Expense	15.00
Uncategorized Expense	0.00
Utilities	1,200.00
Electric Charges	24,381.93
Gas Charges	1,615.93
Internet	7,442.52
Phones	2,269.00
Security System Maintenance	254.60
Waste Removal	6,640.53
Water/Septic	1,753.14
Total Utilities	**45,557.65**
Total Expenses	**$984,140.90**
NET OPERATING INCOME	**$ -601,017.79**
Other Income	
SBA Grant	15,000.00
Total Other Income	**$15,000.00**
Other Expenses	
Amortization Expense	52,636.77
CT CORPORATION TAX	6,017.36
Delaware Corporation Taxes	2,045.98

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Profit and Loss

January - December 2022

	TOTAL
Depreciation Expense	71,852.48
Interest Paid	158,423.77
Other Miscellaneous Expense	0.00
Total Other Expenses	**$290,976.36**
NET OTHER INCOME	$ -275,976.36
NET INCOME	$ -876,994.15

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-892,056.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	8,456.90
12000 Payroll Clearing	-17,945.01
Prepaid Expenses	-1,218.17
2010 Accumulated Depreciation	71,852.48
3010 Accumulated Amortization	52,636.77
Accounts Payable (A/P)	-10,450.25
American Express	0.00
24000 Federal Payroll Tax Payable	1,519.60
25000 FUTA Tax Payable	-55.56
26000 SUTA Tax Payable	2,669.35
27000 Employee State WH Tax Payable	688.62
28001 SEC-125 - Dental Payroll Clearing	0.00
28002 SEC-125 Medical - Payroll Clearing	0.00
29000 CT PFML	-215.68
Gift Certificates Sold	-2,642.20
Property Taxes Payable	-1,384.64
Sales Tax Payable	-8,064.85
xxxx2962 Berkshire Bank Visa	-2,640.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**93,207.07**
Net cash provided by operating activities	**$ -798,849.51**
INVESTING ACTIVITIES	
Investments	-2,000.00
2000 Property & Equipment	-34,770.99
2005 Leasehold Improvements	-23,545.34
Net cash provided by investing activities	**$ -60,316.33**
FINANCING ACTIVITIES	
Govt CT Bridge Loan	925.83
Janney Montgomery Scott	50,000.00
Notes Payable:Equipment Financing - Ice Cream Machine- WB Arena-496.52	-2,893.36
Notes Payable:Equipment Financing - Ice-Cream Machine-608.83	-3,472.00
Notes Payable:Equipment Financing - Turbo Oven-375.68	-2,272.23
Notes Payable:Loan-Business Backer	-19,922.11
SBA Loan - EIDL 3000667803	171,264.21
SBA Loan- EIDL 1656177802	-185,572.00
Square Loan #1	21,931.95
Stripe Loan	3,778.40
Paid-In Capital	833,155.33
Net cash provided by financing activities	**$866,924.02**
NET CASH INCREASE FOR PERIOD	**$7,758.18**
Cash at beginning of period	-4,448.11

FC Development Corp DBA The Farmer's Cow Calfe & Creamery

Statement of Cash Flows

January - December 2022

	TOTAL
CASH AT END OF PERIOD	**$3,310.07**